ORGANIGRAM

Organigram Announces Definitive Agreement to Acquire 25% of alpha-cannabis® Pharma GmbH

Presence in Germany extends company's commitment to international expansion.

MONCTON, NEW BRUNSWICK - October 17, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), a leading licensed producer of medical marijuana, is pleased to announce that it has, through its wholly-owned subsidiary 10870277 Canada Inc. (the "Purchaser" or "OGI"), executed an investment agreement dated as of October 10, 2018 with alpha-cannabis® Pharma GmbH ("Alpha-Cannabis Germany" or "ACG") pursuant to which the Purchaser will acquire 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625,000. The closing is subject to certain formalities under German law largely of an administrative nature.

As part of the investment and effective upon the closing of the investment, OGI's wholly-owned subsidiary, Organigram Inc. will enter into two supply agreements with ACG: one for the supply of cannabidiol isolate from ACG to Organigram Inc., and the other for the supply of dried cannabis flower from Organigram Inc. to ACG. In addition, ACG and Organigram Inc. will enter into an agreement pursuant to which the companies will jointly evaluate and bid on certain licenses to supply medical cannabis to the German market.

In addition, upon ACG achieving certain milestones, the Purchaser will pay ACG additional consideration of €875,000 payable in common shares of OGI to be valued in accordance with a volume-weighted average price formula described in the investment agreement. The issuance of the OGI shares is subject to compliance with TSXV corporate policies.

Alpha-Cannabis' Managing Directors Alexander Klomsdorff and newly appointed Dr. Volker Christoffel are pleased that the agreement with Organigram has now been formally finalized. ACG has been preparing the development and production of further cannabis based products for the swiftly growing German and European Markets following their recent product launch of "Cannabidiol alpha DAC". "We look forward to a strong and fruitful partnership with our Canadian partners as we see significant potential in jointly materializing the medicinal benefits of Cannabinoids" ACG's Managing Directors stated.

"As we continue to build the framework of our international medical business, finding the right partners in the right markets has been a priority for our company," stated Greg Engel, CEO at Organigram. "This relationship is a perfect example of two companies coming together towards a common goal, and we're very excited to build our business in Germany through our partners at alpha-cannabis® Pharma GmbH"

About alpha-cannabis® Pharma GmbH

Established in 2016, Alpha-Cannabis Germany is strategically positioned to serve the German medical cannabis market which is quickly becoming one of the largest markets for medical cannabis in the world. Additionally, the German market is positioned as a potential gateway to supplying other European markets. With team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of Cannabis based APIs (Active Pharmaceutical Ingredients) and pharmaceuticals. ACG's activities cover the spectrum of cannabinoids. The company enjoys a strong network of professional partners throughout Germany and its recently announced launch of a CBD kit will be available in over 20,000 pharmacies throughout Germany, Austria and Switzerland.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. In anticipation of the legal adult use recreational cannabis market in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailblazer and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Health Canada.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the interpretation of the Cannabis Act and promotional activities, the availability of funds, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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For more information on OGI, please visit: www.Organigram.ca

For further information on this press release, please contact:

Organigram Holdings Inc.
Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

Organigram Holdings Inc.
Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121